Exhibit 99.1

Silynxcom Announces Two New Orders from Elite IDF Special Forces Unit for In-Ear Headset Systems

Additional IDF orders strengthen Silynxcom’s position in specialized tactical communications market

Netanya, Israel, March 10, 2025 (GLOBE NEWSWIRE) -- Silynxcom Ltd. (NYSE American: SYNX) (“Silynxcom” or the “Company”), a manufacturer and developer of ruggedized tactical communication headset devices, today announced that it received two new purchase orders from an elite special forces unit of the Israel Defense Forces (“IDF”) for advanced tactical communication systems.

The orders are for the Company’s In-Ear Headset tactical communication systems and related accessories. These systems are specifically designed to meet the rigorous demands of elite special operations units.

“These orders from one of Israel’s most elite special forces units further validate the effectiveness and reliability of our tactical communication solutions,” said Nir Klein, Chief Executive Officer of Silynxcom. “We believe that our ongoing relationship with specialized IDF units demonstrates the trust placed in our systems to perform in the most demanding situations. We remain committed to providing cutting-edge communication technology that enhances operational capabilities for elite forces worldwide.”

These new orders follow Silynxcom’s announcement in January 2025 that its total accumulated orders from the IDF surpassed $2.33 million since the beginning of the third quarter of 2024. We believe that the continued procurement of Silynxcom’s systems by elite IDF units reinforces the Company’s growing presence in the specialized tactical communications market.

About Silynxcom Ltd.

Silynxcom Ltd. develops, manufactures, markets, and sells ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat-proven. The Company’s in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and on the factory floor. The In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or by police officers in leading military and law enforcements units. The Company’s In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots or dangerous situations. The sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving their customers 360° situational awareness. The Company works closely with its customers and seek to improve the functionality and quality of the Company’s products based on actual feedback from soldiers and police officers “in the field.” The Company sells its In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units. The Company also deals with specialized networks of local distributors in each locale in which it operates and has developed key strategic partnerships with radio equipment manufacturers.

For additional informaiton about the company please visit: https://silynxcom.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws and are subject to substantial risks and uncertainties. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. For example, the Company uses forward-looking statements when it discusses: the belief that its ongoing relationship with certain IDF units demonstrates the trust placed in its systems to perform in the most demanding situations and the belief that continued procurement of its systems by certain IDF units reinforces its growing presence in the specialized tactical communications market. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Capital Markets & IR Contact

ARX | Capital Market Advisors

North American Equities Desk

ir@silynxcom.com